Exhibit 99.1

Mystic Partners, LLC
and Subsidiaries
Consolidated Financial Statements
December 31, 2006 and 2005

Mystic Partners, LLC and Subsidiaries
Index
December 31, 2006 and 2005

Page(s)

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Registered Public Accounting Firm

To the Members of
Mystic Partners, LLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in members' equity and of cash flows present fairly, in all material respects, the financial position of Mystic Partners, LLC and Subsidiaries ("Mystic Partners" or the "Company") at December 31, 2006 and 2005 and the results of their operations and their cash flows for the year ended December 31, 2006 and for the period from June 15, 2005 (date of inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

March 8, 2007

Mystic Partners, LLC and Subsidiaries
Consolidated Balance Sheets
December 31, 2006 and 2005

	2006	2005
Assets
Cash and cash equivalents	$5,559,707	$5,695,242
Cash in escrow	2,355,576	2,019,433
Restricted cash	5,781,315	5,290,136
Accounts receivable, net	1,856,471	1,440,946
Other current assets	1,050,160	705,864
Total current assets	16,603,229	15,151,621
Property, building and equipment, net	171,189,617	99,085,580
Deferred costs, net	1,323,710	1,371,408
Other assets	9,395	38,551
Total assets	$189,125,951	$115,647,160
Liabilities and Members' Equity
Current maturities of long-term debt	$609,334	$567,944
Accounts payable	3,256,647	2,922,598
Accrued expenses	3,802,429	2,784,504
Distribution payable	1,011,482	658,952
Note payable - member	204,755	-
Total current liabilities	8,884,647	6,933,998
Long-term debt	149,176,540	104,785,874
Total liabilities	158,061,187	111,719,872
Minority interest in consolidated subsidiaries	776,814	(29,992)
Commitments and contingencies
Members' equity	30,287,950	3,957,280
Total liabilities and members' equity	$189,125,951	$115,647,160

The accompanying notes are an integral part of these consolidated financial statements.

Mystic Partners, LLC and Subsidiaries
Consolidated Statements of Operations
For the Year Ended December 31, 2006 and for the Period from June 15, 2005 (Date of Inception) to December 31, 2005

	2006	2005
Revenues
Rooms	$55,100,407	$13,805,879
Food and beverage	20,937,828	5,060,819
Spa	3,849,408	1,420,660
Telephone	653,494	187,620
Other departmental revenues	2,490,993	664,599
Total revenues	83,032,130	21,139,577
Operating expenses
Rooms	14,880,554	3,760,737
Food and beverage	16,103,981	3,810,024
Spa	3,336,731	1,188,517
Telephone	884,068	213,499
Other departmental expenses	1,226,484	295,271
Administrative and general	7,327,514	1,616,154
Marketing	5,863,645	1,406,628
Franchise fees	4,262,907	1,098,171
Property operating and maintenance	3,187,844	824,527
Energy costs	5,389,019	1,121,004
Property management fees	2,600,898	640,604
Property taxes and insurance	3,639,375	1,014,235
Asset management fees	506,310	181,027
Depreciation and amortization	13,254,299	3,059,255
Total operating expenses	82,463,629	20,229,653
Operating income	568,501	909,924
Other income (expense)
Interest expense	(10,494,985)	(2,356,866)
Interest income	241,966	18,584
Loss on disposal of furniture and equipment, net	(21,358)	-
Minority interest in loss of consolidated subsidiaries	750,865	129,646
Net loss	$(8,955,011)	$(1,298,712)

The accompanying notes are an integral part of these consolidated financial statements.

Mystic Partners, LLC and Subsidiaries
Consolidated Statements of Changes in Members' Equity
For the Year Ended December 31, 2006 and for the Period from June 15, 2005 (Date of Inception) to December 31, 2005

		Hersha
		Hospitality
	Mystic Hotel	Limited
	Investors, LLC	Partnership	Total
Members' equity, June 15, 2005	$-	$-	$-
Contributions	13,510,695	45,914,931	59,425,626
Distributions	(47,662,278)	(6,507,356)	(54,169,634)
Net (loss) income	(1,957,664)	658,952	(1,298,712)
Members' equity, December 31, 2005	(36,109,247)	40,066,527	3,957,280
Contributions	40,609,172	6,749,956	47,359,128
Distributions	(7,223,813)	(4,849,634)	(12,073,447)
Transfer of interest	5,387,932	(5,387,932)	-
Net (loss) income	(12,316,493)	3,361,482	(8,955,011)
Members' equity, December 31, 2006	$(9,652,449)	$39,940,399	$30,287,950

The accompanying notes are an integral part of these consolidated financial statements.

Mystic Partners, LLC and Subsidiaries
Consolidated Statements of Cash Flows
For the Year Ended December 31, 2006 and for the Period from June 15, 2005 (Date of Inception) to December 31, 2005

	2006	2005

Cash flows from operating activities
Net loss	$(8,955,011)	$(1,298,712)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	13,254,299	3,059,255
Loss on disposal of furniture and equipment, net	21,358	-
Minority interest in net loss of consolidated subsidiaries	(750,865)	(129,646)
Changes in operating assets, liabilities and minority interest:
Cash in escrow	(232,423)	(851,422)
Accounts receivable, net	(196,739)	(1,242,924)
Other current assets	44,735	591,498
Other assets	29,156	208,177
Accounts payable	334,049	2,922,598
Accrued expenses	1,048,814	1,818,848
Distributions to minority interest members	(200,851)	-
Net cash provided by operating activities	4,396,522	5,077,672
Cash flows from investing activities
Purchase of building improvements and equipment	(1,487,771)	(1,004,390)
Change in restricted cash	(491,179)	(282,623)
Proceeds from disposal of furniture and equipment	61,335	-
Net cash used in investing activities	(1,917,615)	(1,287,013)
Cash flows from financing activities
Distributions to members	(11,720,917)	(53,510,682)
Contributions from members	9,432,787	46,693,235
Payments on long-term debt	(567,944)	(168,592)
Note payable - member	204,755	-
Contributions from minority interest members	36,877	96,750
Proceeds from long-term debt	-	9,000,000
Deferred financing costs	-	(206,128)
Net cash (used in) provided by financing activities	(2,614,442)	1,904,583
Net change in cash and cash equivalents	(135,535)	5,695,242
Cash and cash equivalents
Beginning of period	5,695,242	-
End of period	$5,559,707	$5,695,242
Supplemental disclosure of cash flow information
Cash paid during the period for interest	$10,157,436	$1,855,997

Distribution payable	$1,011,482	$658,952

Contribution of economic interest in real estate, related mortgage indebtedness, operating assets and liabilities	$37,926,341	$12,732,391

Building improvements funded through accrued expenses	$-	$161,132

The accompanying notes are an integral part of these consolidated financial statements.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

1.	Organization and Member Allocations

Mystic Partners, LLC ("Mystic Partners" or the "Company"), a Delaware limited liability company, was formed on June 15, 2005 for the purpose of acquiring, developing and leasing certain properties as hotels. The limited liability company operating agreement (the "Operating Agreement") of Mystic Partners states that the term of the Company shall continue until December 31, 2055, unless sooner terminated or further extended pursuant to the provisions of the Operating Agreement.

In connection with the formation of Mystic Partners, Mystic Hotel Investors, LLC ("MHI") agreed to contribute a portfolio of its membership interests in nine entities, each of which were either wholly or majority owned by MHI, to Mystic Partners. Hersha Hospitality Limited Partnership ("HHLP") agreed to contribute approximately $40 million in cash in exchange for a 66.7% preferred equity interest in the seven stabilized operating hotel properties in the portfolio and a 50% preferred equity interest in the two development hotel properties in the portfolio, subject to minority interest participation in certain hotels.

On August 9, 2005 (the "First Closing"), Mystic Partners acquired six of the stabilized hotel entities, HHLP contributed approximately $32 million to Mystic Partners and MHI contributed its membership interests in Norwich Hotel, LLC ("Norwich Hotel"); Waterford Suites, LLC ("Waterford Suites"); Exit 88 Hotel, LLC ("Exit 88 Hotel"); Southington Suites, LLC ("Southington Suites") and 790 West Street, LLC ("790 West Street"); Warwick Lodgings, LLC ("Warwick Lodgings"); and Danbury Suites, LLC ("Danbury Suites").

On September 15, 2005 (the "Second Closing"), Mystic Partners acquired the seventh stabilized hotel entity, HHLP contributed approximately $7 million to Mystic Partners and MHI contributed its membership interest in Whitehall Mansion Partners, LLC ("Whitehall Mansion").

On October 6, 2005 (the "Third Closing"), Mystic Partners acquired the first development hotel entity, HHLP contributed approximately $7 million to Mystic Partners and MHI contributed its membership interest in 315 Trumbull Street Associates, LLC ("315 Trumbull Street").

On February 8, 2006, the Operating Agreement was amended as HHLP and MHI agreed to adjust HHLP's preferred equity interest in the two development hotel properties downward from 50% to a 10% preferred equity interest in 315 Trumbull Street and a 15% preferred equity interest in Adriaen's Landing Hotel, LLC ("Adriaen's Landing Hotel"), subject to minority interest participation in both properties. MHI purchased an additional 40% interest in 315 Trumbull Street from HHLP for approximately $5 million.

On February 8, 2006 (the "Fourth Closing"), Mystic Partners acquired the second development hotel entity, HHLP contributed approximately $6 million to Mystic Partners and MHI contributed its membership interest in Adriaen's Landing Hotel.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

As funds were contributed by HHLP to Mystic Partners for its membership interest, they were immediately distributed to MHI. Accordingly, all assets and liabilities contributed by MHI to Mystic Partners were recorded at MHI's historical cost basis. The historical cost basis of MHI's economic interest in real estate, related mortgage indebtedness, operating assets and liabilities contributed during the year ended December 31, 2006 and for the period from June 15, 2005 to December 31, 2005 were as follows:

	2006	2005
Assets
Cash in escrow	$103,720	$1,168,011
Restricted cash	-	5,007,513
Accounts receivable, net	218,786	198,022
Other current assets	389,031	1,297,362
Property, building and equipment, net	83,890,532	100,911,367
Deferred costs	176,160	1,233,226
Other assets	-	246,728
	84,778,229	110,062,229
Liabilities
Accrued expenses	130,243	804,524
Long-term debt	45,000,000	96,522,410
Minority interest in contributed entities	1,721,645	2,904
	46,851,888	97,329,838
Excess of assets over liabilities contributed	$37,926,341	$12,732,391

Pursuant to the amended Operating Agreement, in exchange for its contribution of membership interests, MHI has received cash and membership interests in Mystic Partners representing a 33.3% interest in the seven stabilized hotel properties, a 90% interest in 315 Trumbull Street and an 85% interest in Adriaen's Landing Hotel, subject to minority interest participation in certain hotels. In exchange for its cash contributions, HHLP has received membership interests in Mystic Partners representing a 66.7% interest in the seven stabilized hotel properties a 10% interest in 315 Trumbull Street and a 15% interest in Adriaen's Landing Hotel, subject to minority interest participation in certain hotels. Any additional capital contributions to Mystic Partners shall be made 33.3% by MHI and 66.7% by HHLP with respect to the seven stabilized hotel properties, 90% by MHI and 10% by HHLP with respect to 315 Trumbull Street and 85% by MHI and 15% by HHLP with respect to Adriaen's Landing Hotel, subject to minority interest participation in certain hotels.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

The amended Operating Agreement provides that net cash flow from Mystic Partners will be distributed as follows:

•	First, to HHLP to provide an 8.5% annual non-compounded return on its unreturned capital contributions;

•
Second, to MHI to provide an 8.5% annual non-compounded return on its unreturned capital contributions (calculated based upon cash contributed as well as the net agreed upon value of property contributed as defined in the amended Operating Agreement);

•
Thereafter, to HHLP, 56.7% with respect to net cash flow from the stabilized properties, 7% with respect to net cash flow from 315 Trumbull Street and 10.5% with respect to net cash flow from Adriaen's Landing Hotel, and to MHI, 43.3% with respect to net cash flow from the stabilized properties, 93% with respect to net cash flow from 315 Trumbull Street and 89.5% with respect to net cash flows from Adriaen's Landing Hotel.

The amended Operating Agreement provides that proceeds from any capital transactions will be distributed as follows:

•	First, to HHLP in return of its capital contributions with respect to the property generating the capital proceeds;

•
Second, to MHI, in return of its capital contributions (calculated based upon cash contributed as well as the net agreed upon value of property contributed, as defined in the amended Operating Agreement) with respect to the property generating the capital proceeds;

•	Third, to HHLP to provide an 8.5% return on its capital contributions with respect to such property;

•
Fourth, to MHI to provide an 8.5% return on its capital contributions (calculated based upon cash contributed as well as the net agreed upon value of property contributed, as defined in the amended Operating Agreement) with respect to such property;

•
Thereafter, to HHLP, 56.7% with respect to capital proceeds from stabilized properties, 7% with respect to capital proceeds from 315 Trumbull Street or 10.5% with respect to capital proceeds from Adriaen's Landing Hotel, and to MHI, 43.3% with respect to capital proceeds from stabilized properties, 93% with respect to capital proceeds from 315 Trumbull Street and 89.5% with respect to capital proceeds from Adriaen's Landing Hotel.

The amended Operating Agreement also grants HHLP the option to purchase up to a 50% interest (in any increment of 10%) in the two development hotel properties from MHI on either December 29, 2006 or December 31, 2007, at an option price as defined in the amended Operating Agreement. No additional percentage interests were purchased by HHLP on December 29, 2006.

MHI is the managing member of Mystic Partners; all major decisions require the consensus and approval of both HHLP and MHI, without consideration of ownership interests.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

As part of the transaction, HHLP's wholly-owned primary taxable real estate investment trust subsidiary, 44 New England Management Company ("44 New England"), entered into a limited liability company agreement (the "Leaseco Operating Agreement") with MHI to form a leasing holding company with terms and conditions similar to and in ownership proportions corresponding to those under the amended Operating Agreement. The leasing holding company, Mystic Partners Leaseco, LLC ("Mystic Partners Leaseco"), was formed for the purpose of owning membership interests in lessee subsidiaries that will lease and operate their respective hotel entities in accordance with defined lease agreements as properties are contributed to Mystic Partners.

Allocation of Income or Loss
Net income or net loss of Mystic Partners for any period is allocated to the capital accounts of the members so that the capital accounts reflect the value that the members would be entitled to receive if all assets were liquidated and the proceeds were distributed in accordance with the terms of the amended Operating Agreement. Accordingly, for the year ended December 31, 2006 and from the period from June 15, 2005 to December 31, 2005, HHLP has been allocated income equal to its preferential distribution for the corresponding period and the resulting net loss has been allocated to MHI. The amounts ultimately payable to the members upon liquidation of Mystic Partners, as defined in the amended Operating Agreement, may differ from the members' equity interests reflected in the accompanying consolidated financial statements.

2.	Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements of Mystic Partners include the accounts of Mystic Partners, LLC (the parent, including its wholly-owned financing subsidiaries Mystic Special Purpose Corp. and Exit 88 Special Purpose Corp.) and its subsidiaries, Norwich Hotel, Waterford Suites, Exit 88 Mezzanine, LLC ("Exit 88 Mezzanine"), Southington Suites, 790 West Street, Warwick Lodgings, Danbury Suites, Whitehall Mansion, 315 Trumbull Street and Adriaen's Landing Hotel.

Amounts included in the consolidated financial statements related to the entities that were acquired by Mystic Partners are for the respective periods beginning on their respective First Closing, Second Closing, Third Closing and Fourth Closing dates.

The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51", in January 2003 and a further interpretation of FIN 46 in December 2003 ("FIN 46-R" and FIN 46, collectively "FIN 46"). FIN 46 introduced an accounting model that bases consolidation of an entity on the sharing of economic risks and rewards rather than equity ownership and voting rights. FIN 46 also addresses how a business enterprise should evaluate whether it has a controlling interest in any variable interest entity.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Mystic Partners Leaseco is a variable interest entity under FIN 46 as its members' equity investment at risk was determined to be insufficient to finance its activities. As Mystic Partners Leaseco was formed for the purpose of owning membership interests in lessee subsidiaries that will lease and operate their respective hotel entities in accordance with defined lease agreements as properties are contributed to Mystic Partners, Mystic Partners was determined to be the primary beneficiary of Mystic Partners Leaseco. Additionally, each individual lessor subsidiary of Mystic Partners was determined to be the primary beneficiary of its respective Mystic Partners Leaseco lessee subsidiary. As such, each individual lessee subsidiary of Mystic Partners Leaseco has been consolidated with its respective Mystic Partners lessor subsidiary and Mystic Partners has consolidated the accounts of Mystic Partners Leaseco into its consolidated financial statements.

Mystic Partners Leaseco includes the accounts of Mystic Partners Leaseco (the parent) and its subsidiaries, HT-Norwich Hotel TRS, LLC ("HT-Norwich Hotel"); HT-Waterford Suites TRS, LLC ("HT-Waterford Suites"); HT-Exit 88 Hotel TRS, LLC ("HT-Exit 88 Hotel"); HT-Southington Suites TRS, LLC ("HT-Southington Suites"); HT-Warwick Lodgings TRS, LLC ("HT-Warwick Lodgings"); HT-Danbury Suites TRS, LLC ("HT-Danbury Suites"); HT-Whitehall Mansion Partners TRS, LLC ("HT-Whitehall Mansion"); HT-315 Trumbull Street Associates, LLC ("HT-315 Trumbull Street") and HT-Adriaen's Landing Hotel TRS, LLC ("HT-Adriaen's Landing Hotel").

Mystic Partners has a 67% ownership interest in Southington Suites and 790 West Street, an 88% interest in 315 Trumbull Street and a 95.662% interest in Adriaen's Landing Hotel.

Mystic Partners Leaseco has a 67% ownership interest in HT-Southington Suites, an 88% interest in HT-315 Trumbull Street and a 95.662% interest in HT-Adriaen's Landing Hotel.

Exit 88 Mezzanine has a 99.9% interest in Exit 88 Hotel and a 100% interest in Mystic Hotel Investors Remote Entity, Inc. ("MHI Remote"). MHI Remote has a 0.1% interest in Exit 88 Hotel.

All significant intercompany transactions and balances have been eliminated in consolidation.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Operations
The activities of Mystic Partners are primarily carried out through the operations of its subsidiaries. Each of the entities have been formed for a specific purpose and have principal operations as follows:

Entity	Property Type	Rooms	Location

Norwich Hotel	Courtyard by Marriott hotel and Rosemont Suites hotel	144	Norwich, CT

Waterford Suites	Springhill Suites by Marriott hotel	80	Waterford, CT

Exit 88 Hotel	Full service Marriott hotel	285	Groton, CT

Southington Suites	Residence Inn by Marriott hotel	94	Southington, CT

790 West Street	Commercial rental property	-	Southington, CT

Warwick Lodgings	Courtyard by Marriott hotel	92	Warwick, RI

Danbury Suites	Residence Inn by Marriott hotel	78	Danbury, CT

Whitehall Mansion	Residence Inn by Marriott hotel and mansion	133	Mystic, CT

315 Trumbull Street	Full service Hilton hotel	393	Hartford, CT

Adriaen's Landing Hotel	Full service Marriott hotel	409	Hartford, CT

The wholly and majority owned operating hotels of Mystic Partners are geographically concentrated in the State of Connecticut (the "State"). As such, there is an element of dependence on the economy of the Northeast region.

Cash and Cash Equivalents
Cash and cash equivalents consist of short-term, highly liquid investments which have maturities of three months or less from date of purchase.

Financial instruments which potentially subject Mystic Partners to a concentration of credit risk principally consist of cash in excess of the financial institution's insurance limits. Mystic Partners invests available cash with high quality credit institutions.

Cash in Escrow
Cash in escrow represents reserves for insurance and property taxes as required by certain long-term debt agreements.

Restricted Cash
Restricted cash represents cash deposited separately for the seasonality of operations and repairs and replacements as required by certain long-term debt and franchise agreements.

Inventories
Inventories are stated at the lower of cost, with cost using the first-in, first-out method of accounting, or market. Inventory amounts are included in other current assets on the consolidated balance sheets.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Property, Building and Equipment
Property, building and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed on a straight-line basis over the assets estimated useful life beginning in the year of acquisition or transfer from construction in progress. Estimated useful lives of the assets are as follows:

Years
Buildings and building improvements	15-40
Furniture, fixtures and equipment	5-10

Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

Deferred Costs
Certain costs associated with long-term debt financings have been capitalized and are being amortized over the term of the corresponding debt. The cost of franchise rights are being amortized over the term of the corresponding franchise agreements.

Distribution Payable
Distribution payable represents a distribution from operations payable to HHLP attributable to the accounting period that has been formally declared but not yet paid as of the balance sheet date.

Revenue Recognition
Revenues from rooms, food and beverage, spa and other departments are recognized as the related services are provided.

Rental income from commercial and other tenants is recognized on a straight-line basis over the terms of the respective lease agreements.

Income Taxes
Mystic Partners, as a limited liability company, files federal and state income tax returns which indicate each member's share of taxable income or loss to be reported on each member's income tax return. As a result, no provision for federal and state income taxes has been made in the accompanying consolidated financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's primary estimates relate to the collectibility of accounts receivable and the useful lives of property, building and equipment.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

3.	Accounts Receivable

Accounts receivable consists of the following at December 31, 2006 and 2005:

	2006	2005

Room receivables	$1,797,051	$1,379,563
Other receivables	101,706	73,939
	1,898,757	1,453,502
Less: Allowance for doubtful accounts	(42,286)	(12,556)
	$1,856,471	$1,440,946

4.	Other Current Assets

Other current assets consist of the following at December 31, 2006 and 2005:

	2006	2005

Prepaid expenses	$615,016	$207,352
Inventories	433,510	298,162
Other	1,634	200,350
	$1,050,160	$705,864

5.	Property, Building and Equipment

Property, building and equipment consist of the following at December 31, 2006 and 2005:

	2006	2005

Land	$6,841,163	$6,841,163
Buildings and building improvements	157,377,455	78,879,330
Furniture, fixtures and equipment	22,839,230	16,266,835
Other	129,378	89,561
	187,187,226	102,076,889
Less: Accumulated depreciation	(15,997,609)	(2,991,309)
	$171,189,617	$99,085,580

Depreciation expense charged to operations was approximately $13,030,400 and $2,991,300 for the year ended December 31, 2006 and for the period from June 15, 2005 to December 31, 2005, respectively.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

6.	Deferred Costs

Deferred costs consist of the following at December 31, 2006 and 2005:

	2006	2005

Deferred financing costs	$1,117,492	$1,057,808
Franchise agreements	479,708	363,232
Other	18,314	18,314
	1,615,514	1,439,354
Less: Accumulated amortization	(291,804)	(67,946)
	$1,323,710	$1,371,408

Amortization expense charged to operations was approximately $223,900 and $67,900 for the year ended December 31, 2006 and for the period from June 15, 2005 to December 31, 2005, respectively.

An estimate of amortization expense for each of the succeeding five years and thereafter is approximately as follows:

Year Ending December 31,

2007	$218,000
2008	218,000
2009	214,000
2010	157,000
2011	76,000
Thereafter	441,000
$1,324,000

7.	Accrued Expenses

Accrued expenses consist of the following at December 31, 2006 and 2005:

	2006	2005

Accrued vacation	$1,036,430	$568,972
Accrued interest	838,416	500,869
Accrued wages	512,880	395,570
Accrued utilities	431,046	228,797
Accrued other	983,657	1,090,296
	$3,802,429	$2,784,504

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

8.	Long-Term Debt

Long-term debt consists of the following at December 31, 2006 and 2005:

	2006	2005

$50,000,000 hotel loan agreement (with a $5,000,000 earnout advance holdback, as defined in the hotel loan agreement) between Adriaen's Landing Hotel and Merrill Lynch Capital ("Merrill Lynch"), due and payable on February 28, 2010with an additional 12 month extension option only upon satisfaction of certain conditions with monthly payments of interest, net cash flow and excess cash flow (each as defined in the hotel loan agreement), bearing interest at a floating rate per annum equal to LIBOR plus 2.90% (8.25% at December 31, 2006)collateralized by the real and personal property at Adriaen's Landing Hotel with certain guarantees by Mystic Partners,HHLP and MHI in certain circumstances
	$45,000,000	$-

$26,000,000 amended and restated mortgage note between Exit 88 Hotel and GMAC Commercial Mortgage Corporation ("GMAC"), due and payable on November 1, 2010 with monthly payments of principal and interest of $183,431, bearing interest at 6.98% per annum and collateralized by the real and personal property at Exit 88 Hotel	24,762,829	25,194,901

$27,000,000 hotel loan agreement (with a $5,000,000 earnout advance holdback, as defined in the hotel loan agreement) between 315 Trumbull Street and Merrill Lynch, due and payable on October 31, 2009 with an additional 12 month extension option only upon satisfaction of certain conditions with monthly payments of interest, net cash flow and excess cash flow (each as defined in the hotel loan agreement), bearing interest at a floating rate per annum equal to LIBOR plus 2.75% (8.10% and 7.12% at December 31, 2006 and 2005, respectively)collateralized by the real and personal property at 315 Trumbull Street with a conditional payment guaranty by HHLP and MHI in certain circumstances
	22,000,000	22,000,000

$10,950,000 mortgage note between Southington Suites and UBS Real Estate Investments Inc. ("UBS"), due and payable on August 11, 2015 with monthly interest only payments through August 11, 2008 followed by monthly payments of principal and interest of $63,086 through maturity, bearing interest at 5.6325% per annum and collateralized by the real and personal property at Southington Suites	10,950,000	10,950,000

$9,400,000 mortgage note between Norwich Hotel and UBS, due and payable on August 11, 2015 with monthly interest only payments through August 11, 2008 followed by monthly payments of principal and interest of $54,159 through maturity, bearing interest at 5.6325% per annum and collateralized by the real and personal property at Norwich Hotel	9,400,000	9,400,000

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

	2006	2005

$9,000,000 mezzanine promissory note between Exit 88 Mezzanine and GMAC, due and payable on November 1, 2010 with monthly interest only payments through the term of the promissory note and the entire outstanding principal balance due at maturity, bearing interest at 8.55% per annum, subject and subordinate in payment and priority to the amended and restated mortgage note payable by Exit 88 Hotel to GMAC, collateralized by the direct and indirect equity interest in Exit 88 Hotel by Exit 88 Mezzanine and MHI Remote and guaranteed by HHLP and MHI	$9,000,000	$9,000,000

$8,050,000 mortgage note between Danbury Suites and UBS, due and payable on August 11, 2015 with monthly interest only payments through August 11, 2008 followed by monthly payments of principal and interest of $46,378 through maturity, bearing interest at 5.6325% per annum and collateralized by the real and personal property at Danbury Suites	8,050,000	8,050,000

$8,200,000 mortgage note between Whitehall Mansion and GMAC, due and payable on February 1, 2014 with monthly payments of principal and interest of $57,382, bearing interest at 6.89% per annum and collateralized by the real and personal property at Whitehall Mansion	7,838,045	7,973,917

$6,450,000 mortgage note between Warwick Lodgings and UBS, due and payable on August 11, 2015 with monthly interest only payments through August 11, 2008 followed by monthly payments of principal and interest of $37,160 through maturity, bearing interest at 5.6325%per annum and collateralized by the real and personal property at Warwick Lodgings	6,450,000	6,450,000

$6,335,000 mortgage note between Waterford Suites and UBS, due and payable on August 11, 2015 with monthly interest only payments through August 11, 2008 followed by monthly payments of principal and interest of $36,498 through maturity, bearing interest at 5.6325% per annum and collateralized by the real and personal property at Waterford Suites	6,335,000	6,335,000
	149,785,874	105,353,818
Less: Current maturities	(609,334)	(567,944)
	$149,176,540	$104,785,874

On September 15, 2005, Exit 88 Mezzanine entered into a $9 million mezzanine promissory note with GMAC. The net proceeds of the mezzanine financing were distributed to HHLP and MHI according to their ownership interests in the stabilized hotel properties.

HHLP and MHI have entered into conditional payment guarantees with Merrill Lynch related to the $50,000,000 hotel loan agreement at Adriaen's Landing Hotel (the "Hartford Marriott loan") and the $27,000,000 hotel loan agreement at 315 Trumbull Street (the "Hartford Hilton loan"). The obligations and liabilities of HHLP and MHI are contingent upon the occurrence of certain conditions (as defined in the conditional limited payment guarantees), including if at any time the net worth of Mystic Partners (calculated based on the undepreciated historical cost of the assets of Mystic Partners as defined in the loan agreements) is less than $50,000,000.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Mystic Partners has entered into a $10,000,000 limited payment guaranty with Merrill Lynch related to the Hartford Marriott loan in the event of any default by the borrower in the payment of indebtedness under the loan agreement.

Mystic Partners has entered into a $10,000,000 conditional limited payment guaranty with Merrill Lynch related to the Hartford Marriott loan. The obligations and liabilities of Mystic Partners are contingent upon the occurrence of certain conditions (as defined in the conditional limited payment guaranty), including the certification of any labor organization as the exclusive representative of any bargaining unit of employees at Adriaen's Landing Hotel.

Mystic Partners has entered into a second $10,000,000 conditional limited payment guaranty with Merrill Lynch related to the Hartford Marriott loan. The obligations and liabilities of Mystic Partners are contingent upon the occurrence of certain conditions (as defined in the conditional limited payment guaranty), including if at any time the tax fixing agreement between Adriaen's Landing Hotel and the City of Hartford (the "City") is terminated.

It is the intention of Mystic Partners and Merrill Lynch under the $10,000,000 limited payment guaranty and the two $10,000,000 conditional limited payment guarantees that the obligations and liabilities of Mystic Partners are cumulative and therefore the total maximum liability of Mystic Partners under the limited payment guaranty and conditional limited payment guarantees is $30,000,000.

Mystic Partners and its subsidiaries are required to comply with certain other financial and non-financial covenants (as defined in the debt agreements), including certain tangible net worth thresholds, debt service coverage ratios and submission of financial statements. Mystic Partners and its subsidiaries were in compliance with these covenants at December 31, 2006 and 2005.

The estimated annual principal maturities of long-term debt for each of the succeeding five years and thereafter are as follows:

Year Ending December 31,

2007	$609,334
2008	811,365
2009	23,219,228
2010	78,001,106
2011	773,226
Thereafter	46,371,615
$149,785,874

Interest expense related to long-term debt was approximately $10,494,200 and $2,356,900 for the year ended December 31, 2006 and for the period from June 15, 2005 to December 31, 2005, respectively.

The fair value of long-term debt is estimated based on the present value of the future minimum principal and interest payments using interest rates for debt with the approximate same maturities. The fair value of long-term debt is estimated to be approximately $150,057,000 and $106,250,000 at December 31, 2006 and 2005, respectively.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

9.	Related Party Transactions

On December 19, 2006, Mystic Partners Leaseco entered into a $204,000 promissory note with MHI. Proceeds from the promissory note were used to enter into a member loan agreement with HT-315 Trumbull Street. The promissory note is due and payable from distributions received by Mystic Partners Leaseco as a result and by reason of receipt on its member loan pursuant to the terms of the operating agreement of HT-315 Trumbull Street. The promissory note bears interest at 3% plus the prime rate of Citibank, N.A. (11.25% at December 31, 2006). Interest expense related to the promissory note was $755 for the year ended December 31, 2006.

HT-Norwich Hotel, HT-Waterford Suites, HT-Exit 88 Hotel, HT-Southington Suites, HT-Warwick Lodgings, HT-Danbury Suites, HT-Whitehall Mansion, HT-315 Trumbull Street and HT-Adriaen's Landing Hotel (collectively, the "Lessee Subsidiaries") each have a management agreement with Waterford Hotel Group, Inc. ("WHG, Inc."), an affiliate of Mystic Partners, which provides compensation for services rendered based upon a percentage of the operating revenues of each hotel. Management fees to WHG, Inc. were approximately $2,600,900 and $640,600 for the year ended December 31, 2006 and for the period from June 15, 2005 to December 31, 2005, respectively.

Norwich Hotel, Waterford Suites, Exit 88 Hotel, Warwick Lodgings, Danbury Suites, Whitehall Mansion, 315 Trumbull Street and Adriaen's Landing Hotel (collectively, along with Southington Suites, the "Lessor Subsidiaries") each have an asset management agreement with 44 New England, an affiliate of Mystic Partners, which provides compensation for services rendered based upon a percentage of the operating revenues of each hotel. In the case of Southington Suites, the asset management agreement is between 44 New England and WHG, Inc. On February 8, 2006, the asset management agreement with 315 Trumbull Street was terminated. Asset management fees to 44 New England were approximately $506,300 and $181,000 for the year ended December 31, 2006 and for the period from June 15, 2005 to December 31, 2005, respectively.

HT-Exit 88 Hotel provides laundry services for other hotels that are affiliated with WHG, Inc. Net revenues from the other hotels were approximately $120,000 and $71,400 for the year ended December 31, 2006 and for the period from June 15, 2005 to December 31, 2005, respectively, of which approximately $5,300 and $8,200 were included in HT-Exit 88 Hotel accounts receivable at December 31, 2006 and 2005, respectively.

Waterford Group, LLC ("Waterford Group"), an affiliate of MHI, provides certain accounting and administrative services to Mystic Partners. Total accounting and administrative services fees billed and incurred by Waterford Group to Mystic Partners were approximately $66,200 and $23,000 for the year ended December 31, 2006 and for the period from June 15, 2005 to December 31, 2005, respectively.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

Danbury Suites entered into a construction contract with Wolman Homes, Inc. ("Wolman Homes"), an affiliate of Mystic Partners, for renovations to the hotel which were completed during 2006. Total cumulative contract costs incurred were approximately $408,500 and $336,600 at December 31, 2006 and 2005, respectively. Amounts payable to Wolman Homes at December 31, 2005 were approximately $161,000 and were included in accrued expenses. There were no amounts payable associated with the contract at December 31, 2006.

10.	Lease Agreements

HT-Norwich Hotel, 790 West Street, HT-315 Trumbull Street and HT-Adriaen's Landing Hotel lease commercial rental property and space to tenants under certain lease agreements.

Future minimum rental payments to be received for each of the succeeding five years and thereafter are approximately as follows:

Year Ending December 31,

2007	$384,000
2008	404,000
2009	409,000
2010	354,000
2011	323,000
Thereafter	2,254,000
$4,128,000

The Lessee Subsidiaries each have a lease agreement with the Lessor Subsidiaries for use of the Lessor Subsidiaries' interest in the real and personal property at each hotel. The lease income recognized by the Lessor Subsidiaries and lease expense recognized by the Lessee Subsidiaries have been eliminated in consolidation. Lease payments from the Lessee Subsidiaries are the Lessor Subsidiaries sole source of revenues for their operations.

11.	Employee Benefit Plans

The Lessee Subsidiaries participate in the WHG, Inc. health and dental plan that provides employees with group health and dental insurance benefits. The Lessee Subsidiaries pay a portion of the premiums directly to insurance carriers. Total health and dental insurance expense related to the WHG, Inc. plan was approximately $2,912,500 and $512,300 for the year ended December 31, 2006 and for the period from June 15, 2005 through December 31, 2005, respectively.

The Lessee Subsidiaries also participate in the WHG, Inc. defined contribution savings plan for all employees. Eligibility for participation in the plan is based upon a combination of 1,000 hours and one year of service. Employer contributions are based upon a percentage of employee contributions. Participants may make voluntary contributions to the plan up to the dollar limit which is set by law. Total employer contribution expense related to the WHG, Inc. plan was approximately $68,800 and $11,700 for the year ended December 31, 2006 and for the period from June 15, 2005 through December 31, 2005, respectively.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

12.	Commitments and Contingencies

The Lessee Subsidiaries, excluding HT-315 Trumbull Street, have each entered into a franchise agreement with Marriott International, Inc. ("Marriott") to operate the hotels as part of the Marriott system. Franchise, advertising, promotion and marketing fees to Marriott were approximately $3,379,300 and $933,500 for the year ended December 31, 2006 and for the period from June 15, 2005 to December 31, 2005, respectively. HHLP and MHI have guaranteed the payments under the respective franchise agreements.

HT-315 Trumbull Street has entered into a franchise agreement with Hilton Inns, Inc. ("Hilton") to operate the hotel as part of the Hilton system. Franchise, advertising, promotion and marketing fees to Hilton were approximately $883,600 and $164,700 for the year ended December 31, 2006 and for the period from June 15, 2005 to December 31, 2005, respectively. 315 Trumbull Street has guaranteed the payments under the franchise agreement.

HT-Exit 88 Hotel has entered into a Spa Management Agreement with Elizabeth Arden Resorts Spas, Inc. ("Elizabeth Arden") and WHG, Inc. to manage and operate an Elizabeth Arden Red Door Salon and Spa at the hotel. Management, incentive, royalty, marketing and other fees to Elizabeth Arden were approximately $498,600 and $191,700 for the year ended December 31, 2006 and for the period from June 15, 2005 to December 31, 2005, respectively.

HT-Exit 88 Hotel and HT-Adriaen's Landing Hotel have each entered into a Master Licensing Agreement with Starbucks Corporation ("Starbucks") to develop and operate a Starbucks store at the hotels. License, royalty and advertising fees to Starbucks were approximately $41,300 and $9,500 for the year ended December 31, 2006 and for the period from June 15, 2005 to December 31, 2005, respectively.

Adriaen's Landing Hotel has entered into a tax fixing agreement (the "Tax Fixing Agreement") with the City that provides for certain tax benefits (as defined in the agreement) during the period of construction of the hotel and up to the fifteenth year of operations. The Tax Fixing Agreement provides that during the period of construction and through the first year of operations that there will be no real property taxes due from the hotel to the City. Commencing with the second year of operations and for the balance of the term of the agreement, the hotel will pay a tax assessment to the City based upon a percentage of gross revenues (as defined in the agreement). During the term of the Tax Fixing Agreement, any payments made by the hotel for any assessment made or imposed by any taxing authority, including the City, with respect to the hotel and the personal property used in connection therewith, shall be credited against any payments of the tax assessment as it is due and payable from the hotel to the City. Adriaen's Landing Hotel has a credit of approximately $145,000 at December 31, 2006 as a result of payments made to tax authorities with respect to the hotel and the personal property used in connection therewith that may be used to offset future tax assessments due to the City related to the Tax Fixing Agreement.

Mystic Partners, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

On August 9, 2005, Mystic Partners and Mystic Partners Leaseco entered into a consent and agreement with Marriott whereas Marriott's consent to the contribution of the Marriott-franchised hotels to Mystic Partners was required under the respective hotel's franchise agreements. In connection with the transaction, Marriott shall receive a transfer fee of $509,400 (the "Transfer Fee") of which $160,000 was due and payable on or before August 9, 2005 and the remaining amount of $349,400 (the "Deferred Transfer Fee") will be due and payable as defined in the consent and agreement (effectively two years after each respective closing date for the portion allocated to each Marriott-franchised hotel). Mystic Partners and Mystic Partners Leaseco have the right to offset the outstanding portion of the Deferred Transfer Fee on a dollar-for-dollar basis by any eligible payments (as defined) of application fees payable to Marriott in connection with any franchise or license agreement executed by either a wholly-owned subsidiary of Mystic Partners or Mystic Partners Leaseco or an entity with the same direct interest holders as that of either Mystic Partners or Mystic Partners Leaseco so long as MHI or its affiliates maintain at least a 20% equity interest in such entity. As of December 31, 2006, the Deferred Transfer Fee has been reduced by eligible payments of $100,000 by affiliates and no amounts have been accrued associated with the $249,400 remaining portion as management believes that such amounts will be reduced by future eligible payments of application fees.

315 Trumbull Street has entered into an assignment and assumption agreement with the City for air space leases that the City had originally entered into with Hartford Center Hotel Partnership and Aetna Life and Casualty Company relating to airspace situated on Chapel, Church and Trumbull streets in Hartford, Connecticut, where the hotel is situated. The assignment and assumption agreement required consideration of $10, which had been paid in full upon the execution of the agreement. These leases do not contain options or rights of extensions, renewals or the option to purchase, and expire at various terms through June 14, 2023 and March 12, 2072 (as defined in the respective lease agreements).

Adriaen's Landing Hotel has entered into a hotel site lease agreement with the Capital City Economic Development Authority ("CCEDA") and the State for parcels of land and airspace situated on Columbus Boulevard in Hartford, Connecticut, where the hotel is situated. The term of the lease is for 99 years, terminating on September 15, 2102, and contains no options or rights of extensions or renewals and no option to purchase. The lease requires an annual rent of $1 per year of which the sum of $99 had been paid in full upon execution of the hotel site lease agreement.

Mystic Partners and its subsidiaries are subject to various legal actions arising in the normal course of business. Management believes that such matters will not have a material adverse effect upon the consolidated balance sheet or the related consolidated statements of operations, changes in members' equity or cash flows.

13.	Subsequent Events

On February 23, 2007, Mystic Partners entered into an $84,000 promissory note with MHI. Proceeds from the promissory note were used to enter into a member loan agreement with 315 Trumbull Street. The promissory note is due and payable from distributions received by Mystic Partners as a result and by reason of receipt on its member loan pursuant to the terms of the operating agreement of 315 Trumbull Street. The promissory note bears interest at 3% plus the prime rate of Citibank, N.A.

On March 5, 2007, Mystic Partners distributed $1,011,482 to HHLP related to HHLP's preferential return attributable to the year ended December 31, 2006.